UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SM&A
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)
78465D 10 5
(CUSIP Number)
DECEMBER 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No.	78465D 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven S. Myers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		0

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0%

12.	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	78465D 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STEVEN S. MYERS REVOCABLE LIVING TRUST DATED DECEMBER 1, 2000, Steven S. Myers, Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		0

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0%

12.	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	78465D 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STEVEN S. MYERS GRANTOR RETAINED ANNUITY TRUST DATED APRIL 23, 2007, Steven S. Myers, Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		0

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0%

12.	Type of Reporting Person (See Instructions)

	OO

Item 1.
(a)	Name of Issuer

SM&A

(b)	Address of Issuer’s Principal Executive Offices

4695 MacArthur Court, Eighth Floor Newport Beach, California 92660
Item 2.
(a)	Name of Person Filing
          This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”) by virtue of their beneficial ownership of common stock of SM&A: (i) Steven S. Myers, an individual;(ii) Steven S. Myers Revocable Living Trust dated December 1, 2000 (the “Trust”); and (iii) Steven S. Myers Grantor Retained Annuity Trust dated April 23, 2007. Steven S. Myers and the Trusts are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 11, 2008, a copy of which is filed with this Scheduled 13G as Exhibit 2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
          The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
(b)	Address of Principal Business Office or, if none, Residence Rutan & Tucker, LLP c/o Mr. Thomas Crane 611 Anton Blvd, 14th Floor Costa Mesa, CA 92626

(c)	Citizenship

The Trust is established under the laws of the State of California and Steven S. Myers is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, par value of $0.0001

Shares of common stock of Issuer were disposed of pursuant to the Agreement and Plan of Merger, dated as of October 31, 2008 (the “Merger Agreement”), by and between SM&A, Project Victor Holdings, Inc., and Project Victor Merger Sub, Inc. Pursuant to the terms of the Merger Agreement, at the effective time of the merger on December 29, 2008, each outstanding share of common stock of SM&A was converted into the right to receive $6.25 per share in cash (less any applicable taxes).

(e)	CUSIP Number 78465D 10 5

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Steven S. Myers: -0- shares

Held as - Steven S. Myers Revocable Living Trust dated December 1, 2000: -0- shares Steven S. Myers Grantor Annuity Trust dated April 23, 2007: -0- shares

(b)	Percent of class:
Steven S. Myers:
0%
Held as -
Steven S. Myers Revocable Living Trust dated December 1, 2000:
0%
Steven S. Myers Grantor Annuity Trust dated April 23, 2007:
0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
Steven S. Myers:
-0- shares
Held as -
Steven S. Myers Revocable Living Trust dated December 1, 2000:
-0- shares
Steven S. Myers Grantor Annuity Trust dated April 23, 2007:
-0- shares
(ii)	Shared power to vote or to direct the vote
Steven S. Myers: -0-
Held as -
Steven S. Myers Revocable Living Trust dated December 1, 2000: -0-
Steven S. Myers Grantor Annuity Trust dated April 23, 2007: -0-
(iii)	Sole power to dispose or to direct the disposition of:
Steven S. Myers:
-0- shares
Held as -
Steven S. Myers Revocable Living Trust dated December 1, 2000:
-0- shares
Steven S. Myers Grantor Annuity Trust dated April 23, 2007:
-0- shares
(iv)	Shared power to dispose or to direct the disposition of:
Steven S. Myers: -0-
Held as -
Steven S. Myers Revocable Living Trust dated December 1, 2000: -0-
Steven S. Myers Grantor Annuity Trust dated April 23, 2007: -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not Applicable

Item 8. Identification and Classification of Members of the Group.
     The Reporting Persons have filed this Schedule 13G as a group pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. The identity of each member of the group is set forth in Exhibit 1 attached hereto.
     The Reporting Persons entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 13, 2001, filed on February 14, 2002 as Exhibit 1 to Form SC 13G and subsequently amended, on February 11, 2008 and filed herewith, pursuant to which they have agreed to file one joint statement with respect to the subject matter of this Schedule 13G.
Item 9. Notice of Dissolution of Group.
     The STEVEN MYERS AND PAULA MATHIS REVOCABLE TRUST DATED June 24, 1992 was terminated effective December 1, 2000 pursuant to a plan of marital dissolution. All further filings with respect to securities reported herein have been filed by Steven S. Myers and Paula Mathis in their individual capacity.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2009
Date

/s/ Steven S. Myers
Signature

Steven S. Myers
Name/Title

January 22, 2009
Date

/s/ Steven S. Myers, Trustee
Signature

Steven S. Myers, Trustee
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)